Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

March 4, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

dlw 3/17

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Pressrelease, 4th of March 2005

CapMan, Investor Growth Capital and Nobel Biocare are selling the Swedish MedTech company Entific to the Australian listed company Cochlear for SEK 1 050 million.

Entific was created in 1999 as a spin-off from the Swedish dental implant company Nobel Biocare and is today an international MedTech company that develops and markets hearing implants for rehabilitation of conductive and mixed hearing losses as well as Single Sided Deafness (SSD). Sales in 2004 reached SEK 211.5 million and the pre-tax earnings were SEK 37 million.

Cochlear is a leading Australian MedTech company and develops and markets cochlear implants system for the treatment of profound deafness. Cochlear's turnover is AUD 285.8 million which represents approx. SEK 1 540 million. The company is listed on the Australian Stock Exchange.

"The deal represents a perfect match and will give Entific a new larger platform to work from. It is a good solution for all the parties involved. Entific and Cochlear are complementary both from a company culture and product development point of view, but even more so as regards sales and marketing. The products of Entific and Cochlear target the same customer base and are sold to the same clinics and surgeons", says Mr. Per Carendi, Chairman of the Board of Entific.

During the five years that Entific has been owned by CapMan, Investor Growth Capital and Nobel Biocare, Entific has developed into a well established company with currently over 25,000 patients treated with the Baha® hearing implant. The bone anchored hearing implant, made of titanium, gives a unique possibility for ENT- and neurosurgeons throughout the world to treat Single Sided Deaf patients or patients with a conductive hearing loss who will regain a functioning hearing and hence be able to live a normal life. The treatment involves fairly non-invasive surgery. Under the leadership of Dan Pitulia, CEO, the turnover has increased six-fold since 1999 attributable to the establishment of an international sales and marketing organization in combination with a high pace of new product launches The FDA clearance for Baha as a treatment option for Single Sided Deafness late 2002 has since been a major driving force for growth. The US has now become the most important market for Entific.

"Entific is a success story. The company has developed into a fantastic MedTech company with an average sales growth rate of 36 per cent per annum, positive cash flow and good profitability. From a position as a non-core business unit within Nobel Biocare, Entific is today an international company with a strong foothold in a very attractive growth area with sales and marketing in the USA and the major European markets", says Per Carendi.

The deal is awaiting clearance from relevant anti-competition authorities and is expected to be closed during the first quarter of 2005.

Carnegie Investment Bank has acted as sole financial adviser to CapMan, Investor Capital Growth and Nobel Biocare.

For more information please contact:

Per Carendi	Yrjö E K Wichmann	Thomas Eklund	Gunilla Ekholtz
Chairman of the Board	Investment Director	Managing Director	Investor Relations
Entific	CapMan Life Science	Investor Growth Capital	Nobel Biocare
tel +46(0)708-11 21 11	tel +358-9-6155 8357	tel: +46(0)8 614 18 25	tel: + 46(0)31 81 88 36
www.entific.com	+358-40-5868 979	+46(0)708 24 20 25	+ 46(0)708 81 88 36

CapMan *is one of the leading private equity investors in the Nordic countries and specialises in middle market buyouts in various industry sectors, technology investments in the IT and telecommunications sectors and investments in life science companies. The CapMan team comprises around 80 people in Helsinki, Stockholm, Copenhagen and Oslo. CapMan manages/advises Nordic funds with approx. €1.3 billion in total capital. To date, the funds managed by CapMan have invested in 148 companies in the Nordic countries and exited from 70 companies. The latest investments are made in Finnish Tokmanni Oy, Swedish SciBase AB, Norwegian Locus AS and Danish Anhydro Group. CapMan Plc is listed on the Main List of the Helsinki Stock Exchange.*
www.capman.com

Investor Growth Capital *is a venture capital and private equity advisory group wholly owned by Investor AB of Sweden. Investor Growth Capital focuses on growth companies within the Healthcare and Technology sectors and has offices in the U.S., Europe and Asia*
www.investorgrowthcapital.com

Nobel Biocare *is a medical devices group and the world leader in innovative esthetic dental solutions with its brands Brånemark System®, Replace® Select, NobelPerfect™, NobelDirect™ (dental implants) and Procera® (individualized dental prosthetics). Nobel Biocare is a one-stop shop for restorative esthetic dentistry, offering a wide range of innovative Crown & Bridge & Implant products, as well as training & education and clinically documented treatment concepts. Nobel Biocare has 1 430 employees and in 2004 revenue totaled EUR 388 million. The global operational headquarters are located in Gothenburg, Sweden, while production takes place at four production sites in Sweden and the US. Nobel Biocare has its own sales organizations in 29 countries.The shares of the parent company Nobel Biocare Holding AG are listed on the SWX Swiss Exchange and on the Stockholm Stock Exchange, Sweden*
www.nobelbiocare.com

Cochlear *is the international leader in cochlear implant technology. The company was formed in 1982 to build on the unique work of Australian Professor Graeme Clark, founder of the multi-channel implant of the University of Melbourne. Cochlear was the first company in the world to bring multi-channel cochlear implants to the market and since then has become the cochlear implant provider of choice for more than 50,000 recipients. Cochlear (COH.AX) listed on the Australian Stock Exchange in 1995 and employs about 800 people worldwide. The company has regional offices in the USA, UK, Switzerland, Germany, China, and Japan. In 2004 the company's consolidated revenue amounted to AUD 285.8 million.*
www.cochlear.com